TAUNUS CORPORATION
31 West 52nd Street
New York, New York  10019


Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                       June 14, 2002


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Burnham Pacific Properties Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities
 Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR Ease System software, by E-Mail confirmation.

                                        Sincerely,



                                        Jeffrey A. Ruiz

Enclosures













                       UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. 1)

               Burnham Pacific Properties Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (No Par Value)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         12232C108
          _______________________________________
                       CUSIP NUMBER
                       May 31, 2002
          _______________________________________
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]Rule 13d-I(b)

[   ]Rule 13d-I(c)

[   ]Rule 13d-I(d)


1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Deutsche Bank AG

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
(B)   [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF     5. SOLE VOTING POWER
SHARES   97,067*
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY   0
EACH          7. SOLE DISPOSITIVE POWER
REPORTING   3,682,090*
PERSON WITH   8. SHARED DISPOSITIVE POWER
   0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,682,090

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.2%


12.TYPE OF REPORTING PERSON

HC,CO


* Please note that the securities reported on this Schedule 13G were inadvertently reported as being beneficially owned by Taunus Corporation and Deutsche Bank Securities Inc. on a Schedule 13G filed on June 10, 2002.






Item 1(a).Name of Issuer:
     Burnham Pacific Properties Inc. (the  Issuer )
Item 1(b).Address of Issuer's Principal Executive Offices:
     The address of the Issuer's principal executive offices is 110 West A Street, San Diego, CA 92101

Item 2(a).Name of Person Filing:
This statement is filed on behalf of Deutsche Bank AG (DBAG) the  Reporting
 Person.
Item 2(b).Address of Principal Business Office or, if none, Residence:
The principal place of business is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.
Item 2(c).Citizenship:
The citizenship of each of the Reporting Persons is set forth on the applicable cover page.
Item 2(d).Title of Class of Securities:
The title of the securities is common stock (the Common Stock ).
Item 2(e).CUSIP Number:
The CUSIP number of the Common Stock is set forth on each cover page.
Item 3.If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:
A.    Taunus Corporation:
(a)[   ]Broker or dealer registered under section 15 of the Act;
(b)[   ] Bank as defined in section 3(a)(6) of the Act;
(c)[   ]Insurance Company as defined in section 3(a)(19) of the Act;
(d)[ ] Investment Company registered under section 8 of the Investment Company Act of 1940;
(e)[   ] An investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);
(f)[ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);
(g)[X]  A parent holding company or control person in accordance with Rule
13d-1 (b)(1)(ii)(G);
(h)[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;
(i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)[   ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1 (c), check this box.
[   ]

B. Deutsche Bank Securities Inc.:
(a)[X] Broker or dealer registered under section 15 of the Act;
(b)[ ] Bank as defined in section 3(a)(6) of the Act;
(c)[ ] Insurance Company as defined in section 3(a)(19) of the Act;
(d)[ ] Investment Company registered under section 8 of the Investment Company Act of 1940;
(e)[ ]  An investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);
(f)[ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);
(g)[ ]A parent holding company or control person in accordance with Rule 13d-1
(b)(1)(ii)(G);
(h)[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;
(i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)[ ]  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1 (c), check this box.    [   ]

Item 4.Ownership.
(a)Amount beneficially owned:
The Reporting Person owns the amount of the Common Stock as set forth on the cover page.
(b)Percent of class:
The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.
 (c)Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
The Reporting Person has the sole power to vote or direct the vote of the Common
 Stock as set forth on the cover page.
(ii)shared power to vote or to direct the vote:
The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.
(iii)sole power to dispose or to      direct the disposition of:
The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.
(iv)shared power to dispose or to direct the disposition of:
The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Deutsche Bank Trust Company Americas.is an indirect wholly-owned subsidiary of
 Taunus holding Common Stock. Omitted from the ownership structure are certain intermediate and/or indirect holding companies of Taunus which do not exercise voting or investment discretion with respect to the Common Stock reported under this filing.
Item 8.Identification and Classification of Members of the Group.
Not applicable.
Item 9.Notice of Dissolution of Group.
Not applicable.
Item 10.Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  June 14, 2002
DEUTSCHE BANK AG
By:    /s/ Jeffrey Ruiz
Name:Jeffrey Ruiz
Title:   Vice President








SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  June 14, 2002
DEUTSCHE BANK AG
By:    /s/ Margaret Adams
Name:Margaret Adams
Title:   Director












CUSIP No. 12232C108